Exhibit 99(b) Energy Future Holdings Corp. Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	Twelve Months Ended June 30, 2012	Twelve Months Ended June 30, 2011
Net loss	$(1,000)	$(1,066)	$(1,847)	$(3,807)
Income tax benefit	(583)	(599)	(1,118)	(175)
Interest expense and related charges	1,804	1,945	4,153	3,425
Depreciation and amortization	679	740	1,438	1,455
EBITDA	$900	$1,020	$2,626	$898
Oncor distributions/dividends	69	32	153	114
Interest income	(1)	(2)	(1)	(3)
Amortization of nuclear fuel	83	69	156	145
Purchase accounting adjustments (a)	41	138	107	234
Impairment of goodwill	—	—	—	4,100
Impairment and write-down of other assets (b)	1	1	433	14
Debt extinguishment gains	—	(25)	(26)	(1,696)
Net income attributable to noncontrolling interests	—	—	—	(1)
Equity in earnings of unconsolidated subsidiary	(141)	(122)	(305)	(276)
Unrealized net loss resulting from hedging and trading transactions	765	385	322	13
Amortization of "day one" net loss on Sandow 5 power purchase agreement	—	—	—	(11)
Noncash compensation expense (c)	7	3	17	8
Severance expense	1	5	3	5
Transition and business optimization costs (d)	19	14	44	18
Transaction and merger expenses (e)	19	18	38	41
Restructuring and other (f)	(4)	73	(4)	(42)
Expenses incurred to upgrade or expand a generation station (g)	60	100	100	100
Adjusted EBITDA per Incurrence Covenant	$1,819	$1,709	$3,663	$3,661
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	764	723	1,564	1,446
Adjusted EBITDA per Restricted Payments Covenant	$2,583	$2,432	$5,227	$5,107
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. Twelve months ended 2011 includes $46 million related to an asset sale.

(b)	Impairment of assets in the twelve months ended 2012 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain efficiency initiatives.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)
Restructuring and other includes gains on termination of a long-term power sales contract and settlement of amounts due from hedging/trading counterparty, fees related to the April 2011 amendment and extension of the TCEH Senior Secured Facilities, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.